

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 22, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Bradley J. Bell
Chief Financial Officer
Nalco Holding Company
1601 West Diehl Road
Naperville, Illinois 60563

      RE: Form 10-K and 10-K/A#1 for the year ended December 31, 2008
              Form 10-Q for the period ended September 30, 2009
              Definitive Proxy Statement on Schedule 14A filed March 10, 2009
                 File No. 1-32342

Dear Mr. Bell:

     We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K/A#1 FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Item 1. Business, page 2

2. Please disclose the information required by Item 101(c)(1)(viii) of Regulation S-K, or advise us why this information is not required.

Intellectual Property, page 14

3. Please disclose the duration of the material intellectual property discussed in the second to last sentence of this section. Refer to Item 101(c)(1)(iv) of Regulation S-K.

4. Please expand your disclosure in this section to discuss the sources and availability of your raw materials. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Executive Officers, page 15

5. Please revise to clearly disclose the business experience during the past five years of Messrs. Melin and Yimoyines, including disclosure of the specific dates for each position held. Refer to Item 401(e)(1) of Regulation S-K.

Item 6. Selected Financial Data, page 28

6. You have presented unusual items included in EBITDA in your table of selected financial data for each period presented. These unusual items are explained in note (7). These items include pension settlement and curtailment costs as well as noncash-compensation expenses recognized from the grants of stock options or other stock rights to officers, directors, and employees. Many of these expenses, including the two items noted above, appear to have been incurred in each period presented. In this regard, it is not clear why they have been characterized as unusual. Please refer to Item 10(e)(1)(ii)(B) of Regulation S-K. Your disclosures on page 52 indicate that these may be adjustments that are made in arriving at your Adjusted EBITDA amount, which is used to determine compliance with many of your covenants. Please consider changing your description of these amounts to remove the word unusual. Please show us in your supplemental response what the revisions will look like.

MD&A

"Safe Harbor" Statement Under Private Securities Litigation Reform Act of 1995, page 32

7. Please delete the word "will" from the list of forward looking terminology as it does not constitute forward-looking terminology but rather provides assurances of future performance.

Use of Non-GAAP Financial Measures, page 33

8. You present diluted net earnings, as adjusted, on page 41, as well as adjusted income
    (loss) before tax, adjusted tax expense (benefit), and an adjusted effective tax rate on
    page 44. These amounts constitute non-GAAP financial measures. Please provide
    the disclosures required by Item 10(e)(1)(i)(c) and (d) of Regulation S-K. Please
    show us in your supplemental response what the revisions will look like.

9. We remind you that Item 10(e)(1)(i)(a) of Regulation S-K states that you should not
    present non-GAAP financial measures with equal or greater prominence than the
    most directly comparable GAAP financial measures. Your executive level overview
    beginning on page 40 appears to place more prominence on certain non-GAAP
    financial measures. For example, you discuss Adjusted EBITDA without providing a
    discussion of the corresponding GAAP financial measure. Please revise. Please also
    provide the disclosures required by Item 10(e)(1)(i)(a) and (b) of Regulation S-K or
    disclose where they are included elsewhere in the filing. Please show us in your
    supplemental response what the revisions will look like.

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets Other Than Intangibles, page 35

10. Please expand your disclosures regarding your impairment considerations pursuant to
    SFAS 144 to address the following:
    *   Please disclose how you group these assets for purposes of considering whether
        an impairment exists. Refer to paragraph 4 of SFAS 144;
    *   Please disclose how you determine when these assets should be tested for
        impairment, including what types of events and circumstances indicate
        impairment, and how frequently you evaluate for these types of events and
        circumstances; and
    *   To the extent that any of these assets or asset groups have expected undiscounted
        future cash flows that are not substantially in excess of the carrying values and to
        the extent that an impairment of these asset amounts, in the aggregate or
        individually, could materially impact your operating results or total shareholders'
        equity, please provide the following disclosures related to those assets or asset
        groups:
        o   The percentage by which the undiscounted cash flows exceed the carrying
            value;
        o   The carrying value of these assets;
        o   A description of the assumptions that drive the undiscounted cash flows;
        o   A discussion of the uncertainty associated with the key assumptions. For
            example, to the extent that you have included assumptions in your projected
            cash flow model that materially deviate from your historical results, please
            include a discussion of these assumptions; and

   o A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

 If you have determined that the expected undiscounted future cash flows substantially exceed the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

Goodwill and Other Intangible Assets, page 35

11. You have defined your reportable segments as your reporting units. It appears that each of your reportable segments consists of different businesses. For example, the Industrial and Institutional Services segment includes the Power and Municipal water business, Primary Metals business, and the Water Centric business. Please help us understand how you determined your reporting units in accordance with paragraph 30 of SFAS 142, including what consideration you gave as to whether each of these businesses represents a reporting unit.

Financial Statements

Consolidated Statements of Operations, page 63

12. Your disclosures on page 30 indicate that gains (losses) on the disposals of assets are included in the other income (expense), net line item on your statements of operations. Paragraph 45 of SFAS 144 states that a gain or loss recognized on the sale of a long-lived asset that is not a component of an entity shall be included in income from operations. In this regard, please help us understand how you determined it was appropriate to exclude gains (losses) on the disposals of assets from your determination of operating earnings (loss). Please tell us the amounts of gains (losses) recorded on the disposals of assets for each of the three years ended December 31, 2008 as well as the nine months ended September 30, 2009.

Notes to the Financial Statements

Note 3. Acquisitions and Divestitures, page 73

13. In September 2008, you completed the sale of the Finishing Technologies surface treatment business. Proceeds from the sale were $74.1 million, net of selling and other cash expenses of $0.9 million, and resulted in a gain of $38.1 million before income taxes. Please expand your disclosures to address how you determined that this business did not represent a component of an entity pursuant to paragraph 41 of SFAS 144 and therefore did not need to be presented as discontinued operations. Please show us in your supplemental response what the revisions will look like.

Note 9. Property, Plant, and Equipment, page 77

14. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of products sold, please tell us what consideration you gave to SAB Topic 11:B in your presentation of gross profit in MD&A and in title you use for cost of products sold throughout the filing. Please also consider the guidance in Item 10(e) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Note 10. Income Taxes, page 78

15. During 2008, your U.S. tax position changed such that you are now able to credit rather than deduct certain foreign taxes. The current year tax benefit of being able to credit foreign taxes was to release $35.4 million of valuation allowance related to prior year credits and to further reduce 2008 expense by $29.4 million related to 2008 withholding taxes and foreign dividends and other foreign taxes. It appears that the change in tax position had a significant impact on your results of operations for 2008. In this regard, please help us further understand the change in your tax position and your corresponding accounting pursuant to FIN 48 by addressing the following:
   - Please tell us what your U.S. tax position was prior to 2008 regarding foreign taxes;
   - Please tell us the facts, circumstances, and information available which led to the change and your determination that it was more-likely-than not that your new position will be sustained upon examination; and
   - Please tell us how you determined the corresponding financial statement impact of the change pursuant to paragraph 8 of FIN 48.

Note 11. Debt, page 81

16. On November 4, 2003, Nalco Company, which is your indirect subsidiary, issued senior notes and senior subordinated notes. Nalco Holding Company's and Nalco Company's direct and indirect domestic subsidiaries that guarantee its obligations under the senior credit facilities guarantee these notes. In this regard, please tell us what consideration you gave to the requirements of Rule 3-10 of Regulation S-X. Please also tell us whether any entities guarantee the senior discount notes due February 2014.

Note 14. Pension and Other Postretirement Benefit Plans, page 85

17. Please tell us what consideration you gave to paragraph 7 of SFAS 132(R) in determining that you should aggregate US and International plans in your disclosures provided on pages 87 through 89.

Note 19. Restructuring Expenses, page 96

18. Please provide all of the disclosures required by paragraph 20 of SFAS 146, including a reconciliation between the beginning and ending liability balances related to your restructuring activities. Please also discuss the expected quantitative impact on future earnings and cash flows of your restructuring activities. You should also disclose when you expect the effects of these actions to be initially realized and the segments which will be impacted. Refer to SAB Topic 5:P. Please show us in your supplemental response what the revisions will look like.

Note 22. Segment Information, page 97

19. Please discuss in MD&A the business reasons for changes between periods in each reconciling item from segment direct contribution to operating earnings (loss) shown in the table on page 99. For example, there does not appear to be a discussion in MD&A related to administrative expenses.

Disclosure Controls and Procedures, page 102

20. We note the disclosure that Nalco's disclosure controls were designed to ensure that information would be made known to the certifying officers by others "to allow timely decisions regarding required disclosures." This disclosure appears to be based on the definition of disclosure controls and procedures in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not conform fully to the definition in those rules because the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Further, this description does not conform fully to the definition in those rules because the description does not indicate that the disclosure controls and procedures are designed to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Item 15. Exhibits, Financial Statement Schedules, page 104

21. We note the credit agreement filed as exhibit 10.1 to the Form 10-K/A. It does not appear that you have filed on EGDAR the exhibits or schedules to this agreement. Please file the complete version of this agreement, including all schedules and exhibits, in your next Exchange Act filing, or tell us when the exhibits and schedules were filed on EGDAR.

Exhibit Index

22. Please include an exhibit index immediately before the exhibits as required by Item 102(d) of Regulation S-T.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

23. Please address the above comments in your interim filings as well.

Financial Statements

Notes to the Financial Statements

Note 3. Acquisitions and Divestitures, page 8

24. Please provide the following disclosures as well as any other applicable disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 regarding the acquisition of Crossbow Water:
   - The acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each major class of consideration. Refer to ASC 805-30-50-1(b);
   - The amount of acquisition-related costs. Refer to ASC 805-10-50-2(e) and (f) as well as ASC 805-10-55-41;
   - The amount recognized as of the acquisition date related to the contingent consideration arrangement. Refer to ASC 805-30-50-1(c)(1); and
   - The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Refer to ASC 805-20-50-1(c).
   Please show us in your supplemental response what the revisions will look like.

MD&A

Overview, page 23

25. In the third quarter of 2009, you generated $31 million in cost savings toward your 2009 productivity goal of $100 million. You have achieved $84 million in net savings during the first nine months of 2009. Please further clarify in your disclosures where these cost savings favorably impacted financial statement line items. In this regard, selling, administrative, and research expenses for the nine months ended September 30, 2009 decreased $58.7 million for the nine months ended September 30, 2008, which appears to be primarily due to changes in foreign

currency translation rates. Please show us in your supplemental response what the revisions will look like.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 10, 2009

Class I Directors Term Expiring in 2011, page 17

26. In future filings, please revise to clearly disclose the business experience during the past five years of Mr. Pertz, including disclosure of the specific dates for each position held. See Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 21

27. For each comment below, provide us your supplemental response to the comment and sample disclosure that you would include in future filings in response to the comment.

28. The tabular disclosures on page 24 and the textual disclosures in the fourth paragraph on page 25 do not discuss or explain how the compensation committee determined the amount of compensation paid to each named executive officer under the 2008 management incentive plan and the long term equity incentive plans. Discuss and explain in future filings how the compensation committee determined the specific payouts under the management incentive plan and the long term equity incentive plans for each named executive officer. Make clear to what extent each named executive officer's performance met, exceeded, or failed to meet each of the performance targets of the management incentive plan and the long term equity incentive plans. See Item 402(b) of Regulation S-K and Release No. 34-54302A.

29. Disclosure in the fourth paragraph on page 25 states that the compensation committee set targets for the 2009 management incentive plan "against a peer group different from that which is the Company's general compensation peer group." In future filings, explain why the compensation committee set targets against a different peer group. Further, identify the different peer group.

30. We note the disclosure in the clauses (b) and (d) in the second to last paragraph on page 25. Please disclose the actual performance results for each performance target, and explain how the committee determined the percentage amount payouts.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief